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April 2, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated April 2, 2001 of Wilmington Trust Corporation and are in agreement with the statements made in the first four paragraphs. We have no basis to agree or disagree with other statements of the registrant contained therein.





                                                         /s/ Ernst & Young LLP